SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)


                    Impac Commercial Holdings, Inc.
                           (Name of Issuer)

                     Common Stock $0.01 par value
                    (Title of Class of Securities)

                              44968J 10 6
                            (CUSIP Number)

                           Daniel K. Osborne
           Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                865 South Figueroa Street, Suite, 1800
                    Los Angeles, California  90017
                                   (213) 244-0000
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            August 27, 1999
                 (Date of Event Which Requires Filing
                          of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
                13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                         (Page 1 of 14 Pages)

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    Apex Mortgage Capital, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ x ]
                                                       (b)[  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

    NUMBER OF         7    SOLE VOTING POWER
                           0
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           627,300

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           0
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              627,300

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    CO

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    The TCW Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ x ]
                                                       (b)[  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                        [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada

    NUMBER OF         7    SOLE VOTING POWER
                           0
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           627,300

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           0
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              627,300

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    HC, CO

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    Robert A. Day

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]
                                                       (b)[ x ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

    NUMBER OF         7    SOLE VOTING POWER
                           627,300
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           0

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           627,300
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                        [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    IN, HC

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 1401 Dove Street, Newport Beach, California 92660.

ITEM 2.   IDENTITY AND BACKGROUND

Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), is a Real Estate Investment Trust that invests in United States agency and other highly rated, single-family real estate adjustable and fixed rate mortgage related assets. TCW Investment Management Company, a California corporation ("TIMCO"), is a management company that manages the day-to-day operations of AXM. This Statement is filed by AXM, The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. Each of TCW Asset Management Company, a California corporation ("TAMCO") and TIMCO is a direct wholly owned subsidiary of TCWG. Daniel K. Osborne, an individual, is the Executive Vice President, Chief Operating Officer and Chief Financial Officer of AXM, a Senior Vice President of TIMCO and a Senior Vice President of TAMCO, and, as such, has full management and investment authority with respect to the shares of Common Stock owned of record or beneficially by AXM and TAMCO, including the authority to acquire, dispose of and vote shares of Common Stock owned by them.

Mr. Day is the Chairman of the Board and Chief Executive
Officer of TCWG. Mr. Day may be deemed to control TCWG, although he disclaims control of, and beneficial ownership of any Common Stock beneficially owned by, TCWG.

AXM and TCWG may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 with respect to their beneficial ownership of the shares of Common Stock to which this Statement relates. The address of the principal business and principal office of the Reporting Persons is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

The shares of Common Stock to which this Statement relates are owned indirectly by TAMCO (on behalf of certain managed accounts) and directly by AXM and Mr. Osborne (TAMCO, AXM and Mr. Osborne collectively being referred to herein as the "Owners"). The Owners are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the others of them within the meaning of Rule 13d-3 promulgated under the 1934 Act, and each of the Owners disclaims control, and beneficial ownership of any Common Stock owned by, the others of them. In addition, TCWG disclaims control of, and beneficial ownership of any Common Stock owned by, Mr. Osborne.

The executive officers of AXM are listed below. The principal business address for each such executive officer is 865 South
Figueroa Street, Suite 1800, Los Angeles, California  90017.
Each such executive officer is a citizen of the United
States of America.

Philip A. Barach      President & Chief Executive
                      Officer
Jeffrey E. Gundlach   Chief Investment Officer
Daniel K. Osborne     Executive Vice President,
                      Chief Operating Officer &
                      Chief Financial Officer
Joseph J. Galligan    Senior Vice President
David S. Devito       Controller
Michael E. Cahill     Secretary
Philip K. Holl        Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of AXM his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The executive officers of TCWG are listed below. The principal business address for each such executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles,
California  90017.

Each such executive officer is a citizen of the United
States of America.

Robert A. Day         Chairman of the Board & Chief
                      Executive Officer
Ernest O. Ellison     Vice Chairman of the Board
Marc I. Stern         President
Alvin R. Albe, Jr.    Executive Vice President,
                      Finance & Administration
Thomas E. Larkin, Jr. Executive Vice President &
                      Group Managing Director
Michael E. Cahill     Managing Director, General
                      Counsel & Secretary
William C. Sonneborn  Managing Director, Chief
                      Financial Officer & Assistant
                      Secretary

Schedule II attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons, nor, with respect to AXM and TCWG, to the best of their knowledge, any of their respective executive officers and directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a resultof such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on September 3, 1999, AXM had purchased in the aggregate 249,000 shares of Common Stock for a total consideration of $1,441,320, which amount was obtained from its working capital.

As of the close of business on September 3, 1999, TAMCO
(on behalf of certain managed accounts) had purchased in the aggregate 366,300 shares of Common Stock for a total consideration of $2,200,448, which amount was obtained from funds under management.

As of the close of business on September 3, 1999, Mr. Osborne had purchased in the aggregate 12,000 shares of Common Stock for a total consideration of $51,250, which amount was obtained from his personal funds.
ITEM 4.   PURPOSE OF TRANSACTIONS

On August 5, 1999, the Issuer announced an agreement to merge with and into AMRESCO Capital Trust ("AMCT"), an externally managed Texas real estate investment trust. In such merger, shareholders of the Issuer would receive 0.661 of a share of AMCT for each share of Common Stock (the "Merger Consideration").

AXM believes that the Merger Consideration considerably undervalues the Common Stock to the disadvantage of the Issuer's shareholders. AXM contemplates proposing to the Issuer a merger of the Issuer with AXM on financial terms superior to those contemplated by the proposed merger of the Issuer with and into AMCT. AXM's purpose is to acquire control of the Issuer by offering such superior financial terms. The Reporting Persons also may acquire additional shares of Common Stock in the open market or in privately negotiated transactions, and may take such other actions as they may deem appropriate in order to obtain control of the Issuer.

Although the foregoing reflects the current intentions of the Reporting Persons, there can be no assurance that they will make any such proposals, acquire any additional shares of Common Stock or take any other such actions. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decisions with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.
Except as set forth above, none of the Owners or the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each of them reserves the right to do so).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF
          CLASS:

          The aggregate number of shares of Common Stock owned beneficially by the Reporting Persons is 627,300, representing 7.5% of such class of securities. The number of shares of Common Stock owned by each of the Owners is set forth in the table below:

TABLE OF OWNERSHIP

Direct                         Number of Shares of Common Owner
                                        Stock Owned

AXM                                        249,000
TAMCO (managed accounts)                   366,300
Mr. Osborne                                 12,000
     Total:                                627,300

      (b)  NUMBER OF SHARES OF COMMON STOCK AS TO WHICH
           REPORTING PERSONS HOLD:

           With respect to AXM and TCWG:

           (i)  Sole power to vote or to direct the vote:  0.
          (ii)  Shared power to vote or to direct the vote:
                627,300.
         (iii)  Sole power to dispose or to direct the
                disposition:  0.
          (iv) Shared power to dispose or to direct the disposition: 627,300.

                With respect to Mr. Day:

           (i)  Sole power to vote or to direct the vote:
                627,300.
          (ii)  Shared power to vote or to direct the vote:  0.
         (iii)  Sole power to dispose or to direct the
                disposition:  627,300.
          (iv) Shared power to dispose or to direct the
               disposition:     0.

      (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:
           On August 25, 1999, AXM purchased 25,000 shares of Common Stock at $5.737 per share in an open market transaction. On August 26, 1999, AXM purchased 17,000 shares of Common Stock at $5.75 per share in an open market transaction. On August 27, 1999, AXM purchased 7,000 shares of Common Stock at $5.75 per share in an open market transaction. On August 31, 1999, AXM purchased 129,000 shares of Common Stock at $5.746 per share and 71,000 shares of Common Stock at $5.75 per share, in each case in an open market transaction.

      (d)  ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE
           OR THE POWER TO DIRECT DIVIDENDS
              Not applicable.

      (e)  DATE ON WHICH THE REPORTING PERSON CEASED TO BE A
           BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE
           CLASS OF SECURITIES:
               Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF
           THE ISSUER
           Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1          Joint Filing Statement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                         September 7, 1999


                         APEX MORTGAGE CAPITAL, INC.


                         By: /s/ Daniel K. Osborne
                         Name:  Daniel K. Osborne
                         Title:   Executive Vice President,
                                  Chief Operating Officer
                                  and Chief Financial Officer

                         THE TCW GROUP, INC.

                         By: /s/ Michael E. Cahill
                         Name:  Michael E. Cahill
                         Title:   Managing Director, General
                                  Counsel & Secretary

                         ROBERT A. DAY

                         By: /s/ Michael E. Cahill
                         Name:  Michael E. Cahill
                         Title:   Authorized Signatory

                              SCHEDULE I

     BOARD OF DIRECTORS OF APEX MORTGAGE CAPITAL, INC.

All of the following individuals are directors of Apex Mortgage
Capital, Inc. Each director is a citizen of the United States of America:

PETER G. ALLEN
Investment Banker
264 Conway Avenue
Los Angeles, CA  90024

JOHN C. ARGUE
Attorney
Argue Pearson Harbison & Myers
801 South Flower Street
Los Angeles, CA  90017

PHILIP A. BARACH
President and Chief Executive Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

THE HON. JOHN A. GAVIN
Chairman, Gamma Holdings
10263 Century Woods Drive
Los Angeles, CA  90067

CARL C. GREGORY, III
Chairman and Chief Executive Officer
West Capital Financial Services Corp.
5775 Roscoe Court
San Diego, CA  92123

JEFFREY E. GUNDLACH
Vice Chairman and Chief Investment
Officer Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

                           SCHEDULE II

         BOARD OF DIRECTORS OF THE TCW GROUP, INC.

All of the following individuals are directors of The TCW
Group, Inc. Each director is a citizen of the United States of America unless otherwise indicated below:

JOHN M. BRYAN
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, CA 94111

ROBERT A. DAY
Chairman of the Board, Chairman and Chief
Executive Officer Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin Engineers S.A.,
Chairman & D.P. Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner
Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
Chairman of the Board
Applied Magnetics Corporation
6054 LaGoleta Road
Goleta, CA 93117

CARLA A. HILLS
1200 19th Street, N.W., Suite 201
Washington, DC 20036

DR. HENRY A. KISSINGER
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY 10022

THOMAS E. LARKIN, JR.
President Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, TX 77002-7369

MICHAEL T. MASIN, ESQ. Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT 06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA 91804

ROBERT G. SIMS
Private Investor
11770 Bernardo Plaza Court, Suite 108
San Diego, CA 92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

                            EXHIBIT 1

                   JOINT FILING STATEMENT

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of them and that all subsequent amendments to such Statement on
Schedule 13D may be filed on behalf of each of them without the necessity of entering into or filing any additional joint filing statements. The undersigned acknowledge that each of them will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning each of them, respectively, contained herein and therein, but will not be responsible for the completeness and accuracy of the information concerning the others of them, except to the extent that the undersigned know or have reason to believe that such information is inaccurate.

               September 7, 1999

               APEX MORTGAGE CAPITAL, INC.


               By: /s/ Daniel K. Osborne
               Name:  Daniel K. Osborne
               Title:   Executive Vice President,
                        Chief Operating Officer
                        and Chief Financial Officer

               THE TCW GROUP, INC.

               By: /s/ Michael E. Cahill
               Name:  Michael E. Cahill
               Title:   Managing Director,
                        General Counsel &
                        Secretary

               ROBERT A. DAY
               By: /s/ Michael E. Cahill
               Name:  Michael E. Cahill
               Title:   Authorized Signatory